BMO Capital Markets Corp.

3 Times Square

New York, New York 10036

Stifel, Nicolaus & Company, Incorporated

One South Street

Baltimore, Maryland 21202

Canaccord Genuity LLC

99 High Street, Suite 1200,

Boston, Massachusetts 02110

September 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Hycroft Mining Holding Corporation

Registration Statement on Form S-1

File No. 333-248516

Dear Mr. Levenberg:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Hycroft Mining Holding Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Washington D.C. time on October 1, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Neal, Gerber & Eisenberg LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BMO Capital Markets Corp.

Stifel, Nicolaus & Company, Incorporated

Canaccord Genuity LLC

As representatives of the several underwriters named in Schedule I to the Underwriting Agreement

BMO CAPITAL MARKETS CORP.

By:	/s/ Philip Capen
Name: Philip Capen
Title: Director, Equity Capital Markets

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Lewis Chia
Name: Lewis Chia
Title: Managing Director

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]